UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐     Form 20-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Notice of Annual General Meeting

Exhibit 2	Information Circular

Exhibit 3	Proxy

Exhibit 4	Shareholder return card

Exhibit 5	Press release dated June 28, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)

Date: September 6, 2024	By:	/s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

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